Mail Stop 3561

October 2, 2008

Mr. Fred Grant, Jr.
Chief Financial Officer
Perkins & Marie Callender's Inc.
6075 Poplar Ave., Suite 800
Memphis, TN 38119

   Re: **Perkins & Marie Callender's Inc.**
      Form 10-K for the fiscal year ended Dec. 30, 2007
      Form 10-K/A filed Sept. 26, 2008 for the fiscal year ended Dec. 30, 2007
      File No. 333-57925

Dear Mr. Grant:

   We have completed our review of your Form 10-K and related filings, including your recent Form 10-K/A, and we have no further comments at this time.

        Sincerely,

        Joseph Foti
        Senior Assistant Chief Accountant